April 13, 2005

Geoffrey M. Ossias

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 0409

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Re:                             Heartland Payment Systems, Inc.

Registration Statement on Form S-1 (333-118073)

Dear Mr. Ossias:

Pursuant to our conversation earlier today and on behalf of our client, Heartland Payment Systems, Inc. (the “Company”), we are submitting to you highlighted copies of the studies and reports upon which the Company is relying for certain statements and assertions in the Registration Statement.  In addition, we have noted in the margins next to such highlighted statements the pages of the Registration Statement containing references to such statements and assertions.

Please do not hesitate to contact me at 212-415-9215 or Jason Casella at 212-415-9204 if you need any additional materials.

Sincerely,

Nanci Prado